

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unite 200, 111 Gordon Baker Road
Toronto, Ontario M2H 3R1

> **Re: Pineapple Financial Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2025**
> **File No. 001-41738**

Dear Shubha Dasgupta:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Darrin M. Ocasio, Esq.